Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253432

PROSPECTUS ADDENDUM (to Amendment No. 1 dated April 7, 2016 to Prospectus Supplement dated October 8, 2015 and Prospectus dated February 24, 2021)

UBS AG

ETRACS Wells Fargo® Business Development Company Index ETN

Series B due April 26, 2041

This prospectus addendum relates to the ETRACS Wells Fargo® Business Development Company Index ETN Series B due April 26, 2041 (the “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series B”. This prospectus addendum and Amendment No. 1 dated April 7, 2016 to Prospectus Supplement dated October 8, 2015 (the “original prospectus supplement”) will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of ETRACS, UBS AG prepared a prospectus supplement that was attached to a “base” prospectus, which has been replaced from time to time.

UBS AG has prepared a new “base” prospectus dated February 24, 2021. This new base prospectus replaces the prior base prospectus. Because the terms of your ETRACS otherwise have remained the same except as set forth in this addendum, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your ETRACS, which gives the specific terms of your ETRACS, together with the base prospectus dated February 24, 2021. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated as of a date prior to February 24, 2021, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated February 24, 2021, or to the corresponding section of that base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated as of a date prior to February 24, 2021, you should use the following website link to access the base prospectus dated February  24, 2021: https://www.sec.gov/Archives/edgar/data/1114446/000119312521054082/d138688d424b3.htm

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to February 24, 2021 that is provided in the original prospectus supplement. A table of contents for the new base prospectus is provided on page i of the February 24, 2021 base prospectus.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “— Material U.S. Federal Income Tax Consequences — Non-United States Holders” in the original prospectus supplement and is intended to be read in conjunction with the discussion therein.

Regulations under Section 871(m) of the Code impose a 30% withholding tax (subject to reduction under an applicable treaty) on deemed dividend amounts with respect to certain notes held by non-U.S. holders that are issued on or after January 1, 2017 and that reference U.S. equities or indices that include U.S. equities (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). If applicable, the deemed dividend amount is generally equal to the dividends that are paid on the equities that are referenced by the note. However, the regulations will only apply to a contract that is issued before January 1, 2019 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations).

We believe and we intend to take the position that the Securities should be treated as delta-one contracts for this purpose. The Section 871(m) regulations provide that instruments that reference a “qualified index” generally are not subject to withholding under Section 871(m). We believe that the Index is not a “qualified index” and that therefore the Securities will not be eligible for this exception. The Section 871(m) regulations provide that a contract that references an index that is not a qualified index will be treated for Section 871(m) purposes as referencing the components of the index. Accordingly, the Securities should be treated as referencing the components of the Index for Section 871(m) purposes, which primarily or entirely consists of U.S. “regulated investment companies” (“RICs”) that are classified as corporations for U.S. federal income tax purposes. Accordingly, Securities that are issued on or after January 1, 2017 and are held by non-U.S. holders will generally be subject to the Section 871(m) withholding tax.

We have issued Securities for tax purposes after January 1, 2017, and we may do so in the future. Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would be deemed to be newly issued upon a rebalancing of the Index after such date. Moreover, Securities that are issued (or deemed issued) on or after January 1, 2017 will have the same CUSIP and ISIN number as Securities that were issued before that date, and accordingly there is unlikely to be a practical way to distinguish among Securities that are subject to withholding under this regime and those that are not. Accordingly, non-U.S. holders of Securities should generally assume that withholding agents will treat them for Section 871(m) purposes as having acquired Securities that were issued on or after January 1, 2017.

The Section 871(m) tax with respect to the Securities will be based on the dividends that are paid on or after January 1, 2017 during a non-U.S. holder’s holding period in the Securities with respect to the components of the Index (based on the notional amount of the Index – after taking into account the applicable leverage amount – that is referenced by the Securities). However, the Section 871(m) withholding tax will only apply to dividends that would be subject to the general dividend withholding tax if they were directly received by the non-U.S. holder. As noted above, the Index primarily or entirely consists of entities that are classified as RICs for U.S. federal income tax purposes. Certain capital gain and “exempt-interest” dividends that are paid by RICs to a non-U.S. holder are not subject to withholding tax, and therefore the Section 871(m) tax may not apply to the extent of such dividends. However, a withholding agent may not have the information necessary to determine whether a dividend would be exempt from tax if received directly when it is required to impose the Section 871(m) withholding amount, and it therefore may impose Section 871(m) withholding based on the assumption that the entire dividend would be subject to tax if received directly by a non-U.S. holder.

As noted in the original prospectus supplement, we intend to treat Coupon Amounts that are paid to a non-U.S. holder as subject to a 30% withholding tax (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). We believe that such withholding should generally satisfy most (and possibly all) of the 30% withholding tax on “dividend equivalent” payments that is required by Section 871(m). However, such withholding may not satisfy the applicable Section 871(m) tax liability if the Reference Distribution Amount for the applicable period consists entirely of amounts that are treated as dividends that would be subject to tax if received directly by a non-U.S. holder. In such a case, the Section 871(m) tax will be based on the Reference Distribution Amount, while the Coupon Amount will equal the Reference Distribution Amount less the Accrued Fees. A non-U.S. holder may accordingly then be subject to a residual Section 871(m) tax in respect of 30% of the excess of the Reference Distribution Amount over the Coupon Amount. In addition, a non-U.S. holder that sells Securities between Coupon Payment Dates could be subject to additional U.S. withholding tax under Section 871(m) in respect of any dividends that are distributed with respect to the components of the Index since the last Coupon Payment Date for the Securities. Furthermore, Section 871(m) may limit a non-U.S. holder’s ability to claim a refund in respect of any U.S. withholding tax that is imposed with respect to the Securities.

In addition, it is possible that a withholding agent will take the position that the Section 871(m) tax with respect to the Securities should be imposed in addition to the 30% withholding tax on the Coupon Amounts, in which case the application of Section 871(m) to the Securities could significantly increase a non-U.S. holder’s tax liability in respect of the Securities. This risk will be increased if a withholding agent elects to impose Section 871(m) withholding on the date that an underlying dividend is paid (or at the close of an applicable quarter), rather than imposing the tax on a payment date with respect to the Securities. In addition, if a withholding agent makes this election, it may collect the tax from other assets that the non-U.S. holder has in its custody. A non-U.S. holder should consult its tax advisor regarding this risk.

In addition, payments on the Securities that are subject to Section 871(m) will generally be subject to the “Foreign Account Tax Compliance Act” (“FATCA”) rules that impose a 30% withholding tax on certain payments to investors and intermediaries that fail to comply with certain certification and information reporting requirements.

Non-U.S. holders of Securities are urged to consult their tax advisors and their custodians regarding the application of Section 871(m) to the Securities.

Acceleration of Redemption Valuation Date

In connection with any request you submit to redeem your Securities, as described in the original prospectus supplement under “Specific Terms of the Securities — Early Redemption at the Option of the Holders” and “— Redemption Procedures,” you may request that UBS AG accelerate the Redemption Valuation Date to the date on which you deliver the applicable Redemption Notice and Redemption Confirmation instead of the Index Business Day following such date. If UBS AG approves such request, in its sole discretion on a case-by-case basis, the Redemption Valuation Date for such redemption shall be the date on which you deliver the applicable Redemption Notice and Redemption Confirmation instead of the Index Business Day following such date. You should not assume that you will be entitled to any such acceleration. UBS AG will be under no obligation to approve any such request, or to make any announcement regarding any decision by it to approve any such request. As a result, when considering making an investment in the Securities, you should assume that UBS AG will not choose to approve any request to accelerate the Redemption Valuation Date, or that if UBS AG does approve any such request, it will choose not to do so with respect to any redemption requests that you submit. Any applicable Redemption Valuation Date is subject to adjustment as described in the original prospectus supplement under “Specific Terms of the Securities — Market Disruption Event.”

Risk Factors

The following summary supplements the section entitled “Risk Factors” beginning on page S-36 of the accompanying original prospectus supplement and shall be deemed inserted therein to follow the first paragraph of such section.

Summary Risk Factors

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You may lose all or a substantial portion of your investment — The Securities are fully exposed to 1.5 times any quarterly decline in the level of the Index and do not guarantee any return on your initial investment. If the compounded leveraged quarterly return of the Index and any Coupon Amounts you are entitled to receive are insufficient to offset the negative effect of all applicable fees or if the compounded leveraged quarterly return of the Index is negative, you may lose all or a substantial portion of your investment.

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Correlation and compounding risk — A number of factors may affect the Security’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the Security will achieve a high degree of correlation. Because the Current Principal Amount is reset quarterly (or more frequently if any Loss Rebalancing Events occur), you will be exposed to compounding of quarterly returns. As a result, the performance of the Securities for periods greater than one quarter is likely to be either greater than or less than the Index performance times the leverage factor of 1.5, before accounting for the applicable fees. In particular, significant adverse quarterly performances of your Securities may not be offset by subsequent beneficial quarterly performances of equal magnitude.

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Leverage risk — Since the Securities are 1.5 times leveraged long with respect to the Index, you will benefit from 1.5 times from any beneficial, but will be exposed to 1.5 times any adverse, quarterly performance of the Index, before the combined negative effect the applicable fees. However, the leverage of the Securities may be greater or less than 1.5 during the periods between Reset Valuation Dates.

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Permanent Deleveraging Event — A Permanent Deleveraging Event will permanently reset the leverage of the Securities to 1.0. This means that a subsequent increase in the Index Closing Level will have less of a positive effect, and a subsequent percentage decrease in the Index Closing Level will have less of a negative effect, than it would have otherwise had.

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Zero Value Event — A Zero Value Event will have permanently reset the value of your Securities to a fixed value and accelerate your Securities. We will automatically terminate and mandatorily redeem your Securities and you will receive the Zero Value Settlement Amount, which may be zero. You will lose all or a substantial portion of your investment and you will not benefit from any future exposure to the Index.

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Market risk — The return on the Securities, which may be positive or negative, is linked to the compounded leveraged quarterly return on the Index. The return on the Index is measured by the Index Closing Level, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events (including domestic or global health events, including the outbreak of contagious or pandemic diseases, such as the recent coronavirus (COVID-19)) that affect the markets generally.

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Credit of issuer — The Securities are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by UBS Switzerland AG or any other third party. Payments on the Securities depend on UBS’s ability to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect their market value, if any, of the Securities, and you may not receive any amounts owed to you under the terms of the Securities if UBS defaults on its obligations.

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The Index Constituent Securities are business development companies — US-listed business development companies have recently experienced extraordinary levels of volatility during the economic disruption that resulted from the spread of the coronavirus disease (COVID-19) in early 2020.

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the underlying Index Constituent Securities do not pay any dividends or distributions and the Accrued Dividend calculated as of the corresponding Coupon Valuation Date is zero or less. Similarly, the Daily Dividend (including as part of the Cash Settlement Amount, Redemption Amount, Call Settlement Amount or Zero Value Settlement Amount, as applicable) may be zero if the Index Constituent Securities do not pay any dividends or distributions during the applicable period.

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Decreases in the Current Principal Amount may result in a reduction in the Coupon Amounts even if the gross cash distributions on the Index Constituent Securities remain constant or increase over time —Coupon Amounts are determined based on the gross cash distributions that a hypothetical holder of the Index Constituent Securities would have been entitled to receive in respect of the Index Constituent Securities held by the Securities on the record date with respect to any Index Constituent Security, and the number of Index Constituent Securities held depends on the Current Principal Amount. Accordingly, decreases in the Current Principal Amount may reduce Coupon Amounts even if gross cash distributions on Index Constituent Securities increase.

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A trading market for the Securities may not be sustained — Although the Securities are listed on NYSE Arca, we are not required to maintain this listing on NYSE Arca or list the Securities on any other exchange, and the trading market for the Securities may not be sustained. Certain affiliates of UBS may engage in limited purchase and resale transactions in the Securities, although they are not required to and may stop at any time. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the Securities set forth on the cover of this prospectus. We may issue and sell additional Securities from time to time and we may suspend or cease sales of the Securities at any time, at our discretion. Therefore, the liquidity of the Securities may be limited.

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Requirements upon early redemption — Redemptions are subject to minimum redemption amount of 50,000 Securities and the payment you receive upon early redemption will be reduced by the Redemption Fee Amount unless we waive these requirements in our sole discretion.

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Your redemption election is irrevocable — You will not know the Redemption Amount when you request to redeem your Securities and you will not be able to rescind your election to redeem your Securities after we receive your redemption notice. Nor will you know whether we will elect to accelerate the Redemption Valuation Date to the date we receive your notice. Accordingly, you will be exposed to market risk from the time we receive your redemption notice through the time the Redemption Amount is determined.

➢	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

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UBS’s Call Right — If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the Securities. In addition, you may have to invest your proceeds in a lower-return investment.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop. Investments in the Securities do not benefit from the protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measure implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UBS AG, UBS Securities LLC or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplements and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Prospectus Addendum dated February 24, 2021